SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 5, dated April 2, 2003, regarding blocklisting six monthly return.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	April 2, 2003	By:	/s/ Alan McCulloch
Alan McCulloch
Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.    Name of company

Scottish Power plc

2.    Name of scheme

ScottishPower Sharesave Scheme

3.    Period of return: From 01.10.02 to 31.03.03

4.    Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of last period

1,925,337 Ordinary 50p shares

5.    Number of shares issued/allotted under scheme during period

NIL

6.    Balance under scheme not yet issued/allotted at end of period

1,925,337

7.    Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

40,000,000 + 10,000,000 + 2,000,000 = 52,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,855,932,802

Contact for queries: Address: ScottishPower, 1 Atlantic Quay, Glasgow, G2 8SP

Name: Donald McPherson

Telephone: 0141 566 4675

1

1.    Name of company

Scottish Power plc

2.    Name of scheme

ScottishPower Executive Share Option Scheme

3.    Period of return: From 1.10.02 to 31.03.03

4.    Number and class of shares(s) (amount of stock/debt security)not issued under scheme at the end of last period

167,563 Ordinary 50p shares

5.    Number of shares issued/allotted under scheme during period

NIL

6.    Balance under scheme not yet issued/allotted at end of period

167,563

7.    Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

4,600,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,855,932,802

Contact for queries: Address: ScottishPower, 1 Atlantic Quay, Glasgow, G2 8SP

Name: Donald McPherson

Telephone: 0141 566 4675

2

1.    Name of company

Scottish Power plc

2.    Name of scheme

PacifiCorp Stock Incentive Plan

3.    Period of return: From 01.10.02 to 31.03.03

4.    Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of last period

3,597,800 Ordinary 50p shares

5.    Number of shares issued/allotted under scheme during period

NIL

6.    Balance under scheme not yet issued/allotted at end of period

3,597,800

7.    Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

4,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,855,932,802

Contact for queries: Address: ScottishPower, 1 Atlantic Quay, Glasgow, G2 8SP

Name: Donald McPherson

Telephone: 0141 566 4675

3

1.    Name of company

Scottish Power plc

2.    Name of scheme

ScottishPower Employee Share Ownership Plan

3.    Period of return: From 01.10.02 to 31.03.03

4.    Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of last period

1,869,116 Ordinary 50p shares

5.    Number of shares issued/allotted under scheme during period

1,597,569

6.    Balance under scheme not yet issued/allotted at end of period

271,547

7.    Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

3,000,000 + 5,000,000 = 8,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,855,932,802

Contact for queries: Address: ScottishPower, 1 Atlantic Quay, Glasgow, G2 8SP

Name: Donald McPherson

Telephone: 0141 566 4675

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